[Included with this letter were the following reports previously filed with the Securities and Exchange Commission: the Plum Creek Timber Company, Inc. 1999 Annual Report; the Plum Creek Timber Company, Inc. Annual Report on Form 10-K; and the Plum Creek Timber Company, Inc. Current Reports on Form 10-Q for the periods ended March 31, 2000 and June 30, 2000]

[Plum Creek Letterhead]

September 1, 2000

[Name and Address of Recipient]

Dear [Recipient]:

Because of your interest in [REITS] [asset-based growth companies] [growth and income companies], we would like to introduce you to Plum Creek Timber Company, Inc. (NYSE:PCL), the fourth largest private timberland owner in the nation and the only publicly-traded timber REIT.

As a "pure play" timber company, the core of our investment value is our ownership of over 3.2 million acres of timberland in the Northwest, Southern and Northeast United States. Timberlands have historically provided attractive returns, excellent portfolio diversification, inflation-hedging potential, and long-term real price improvement - unique among natural resource commodities. Structured as a REIT, Plum Creek pays no corporate-level tax and, due to capital gains tax treatment of timber harvesting, our dividends are generally taxed at the favorable 20% capital gains rate.

Since the Company went public in 1989 through mid-year 2000, Plum Creek has delivered a total annual return (capital appreciation plus reinvestment of dividends) of 22.5%, exceeding the S&P 500 and the Dow Jones Industrial Average. We have achieved this rate of return through a combination of intense focus on maximizing the value of our resource base, a proven acquisition growth strategy, and the stability of an experienced and innovative management team committed to generating shareholder value. We were recently added to the Russell 1000 Index.

Our growth story is not complete. On July 18, 2000 we announced our agreement to merge with The Timber Company, a division of Georgia-Pacific Corporation, with holdings of approximately 4.7 million acres of timberlands. Following the successful completion of this acquisition, we will:

  Become the second largest private timberland owner in the U.S. (approximately 7.9 million acres);
  Have a presence in all major U.S. timber regions (19 states);
  Have an equity market capitalization of approximately $5 billion, creating the fourth-largest forest products company as well as the fourth-largest REIT; and
  Be positioned for further growth with a strong balance sheet and flexibility for additional acquisitions.

Enclosed is an investor packet for your review and a response form should you be interested in meeting with management to learn more about Plum Creek. We also have placed a presentation relating to the merger on our website at http://www.plumcreek.com. In the meantime, if you have any questions please do not hesitate to call me at (206) 467-3618.

Thank you for your interest in Plum Creek.

Very truly yours,

/s/ Emilio Ruocco

Emilio Ruocco

Director, Investor Relations

Enclosures

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED BY PLUM CREEK WITH THE SECURITIES AND EXCHANGE COMMISSION (the "SEC") REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE PRECEDING INFORMATION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PLUM CREEK AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM PLUM CREEK BY DIRECTING SUCH REQUEST TO PLUM CREEK TIMBER COMPANY, INC., ATTN: EMILIO RUOCCO, 999 THIRD AVENUE, SUITE 2300, SEATTLE, WA, 98104-4096.

The information in this letter contains forward-looking statements. These forward-looking statements include, without limitation, statements concerning a combined Plum Creek and The Timber Company, assuming the consummation of the merger, as well as the expected benefits of the merger. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the benefits of the merger, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The factors include, but are not limited to, those listed in Plum Creek's 1999 Annual Report on Form 10-K and The Timber Company's 1999 Annual Report on Form 10-K, as well as the inability to obtain, or meet conditions imposed for, governmental rulings and approvals for the transaction; the failure of the Plum Creek or The Timber Company's stockholders to approve the transaction; the risk that the Plum Creek and The Timber Company businesses will not be successfully integrated; the costs related to the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the SEC.